

February 17, 2021

<u>Via E-mail</u>
Mr. Andrew Robbins
President and Chief Executive Officer
Cogent Biosciences, Inc.
200 Cambridge Park Drive, Suite 2500
Cambridge, MA 02140

> **Re: Cogent Biosciences, Inc.**
> **Form 10-Q/A for the quarterly period ended June 30, 2020**
> **Exhibit No. 10.6 License Agreement**
> **Filed October 6, 2020**
> **File No. 001-38443**
>
> **Form 10-Q for the quarterly period ended September 30, 2020**
> **Exhibit No. 10.5 Asset Purchase Agreement**
> **Exhibit No. 10.7 Employment Agreement**
> **Filed November 9, 2020**
> **File No. 001-38443**

Dear Mr. Robbins:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance